SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 August, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 1 July 2022
Exhibit 1.2	Transaction in Own Shares dated 1 July 2022
Exhibit 1.3	Transaction in Own Shares dated 4 July 2022
Exhibit 1.4	Transaction in Own Shares dated 6 July 2022
Exhibit 1.5	Transaction in Own Shares dated 6 July 2022
Exhibit 1.6	Transaction in Own Shares dated 7 July 2022
Exhibit 1.7	Transaction in Own Shares dated 8 July 2022
Exhibit 1.8	Transaction in Own Shares dated 11 July 2022
Exhibit 1.9	Director/PDMR Shareholding dated 12 July 2022
Exhibit 1.10	Transaction in Own Shares dated 12 July 2022
Exhibit 1.11	Transaction in Own Shares dated 13 July 2022
Exhibit 1.12	Transaction in Own Shares dated 14 July 2022
Exhibit 1.13	Transaction in Own Shares dated 18 July 2022
Exhibit 1.14	Transaction in Own Shares dated 18 July 2022
Exhibit 1.15	Transaction in Own Shares dated 19 July 2022
Exhibit 1.16	Transaction in Own Shares dated 20 July 2022
Exhibit 1.17	Transaction in Own Shares dated 21 July 2022
Exhibit 1.18	Transaction in Own Shares dated 22 July 2022
Exhibit 1.19	Preliminary announcement of publication dated 26 July 2022

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.07212	62
d)	Aggregated information - Volume - Price - Total	62 £4.07212 £252.47
e)	Date of the transaction	01 July 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.865	99
d)	Aggregated information - Volume - Price - Total	99 £3.865 £382.64
e)	Date of the transaction	01 July 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,000,000	2,000,000	2,000,000
Highest price paid per Share (pence):	391.5500	391.5500	391.5500
Lowest price paid per Share (pence):	377.4500	377.5500	377.5000
Volume weighted average price paid per Share (pence):	384.7586	384.7710	384.7704

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	384.7586	3,000,000
Cboe (UK)/BXE	384.7710	2,000,000
Cboe (UK)/CXE	384.7704	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1105R_1-2022-7-1.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,000,000	2,000,000	1,500,000
Highest price paid per Share (pence):	403.9500	403.9500	403.9500
Lowest price paid per Share (pence):	394.2000	393.2000	393.1000
Volume weighted average price paid per Share (pence):	399.5601	399.6080	399.0723

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	399.5601	3,000,000
Cboe (UK)/BXE	399.6080	2,000,000
Cboe (UK)/CXE	399.0723	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2798R_1-2022-7-4.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,500,000	2,000,000	2,000,000
Highest price paid per Share (pence):	402.5000	402.5000	402.5500
Lowest price paid per Share (pence):	373.0000	373.0500	373.0000
Volume weighted average price paid per Share (pence):	385.0844	386.5817	385.8958

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	385.0844	3,500,000
Cboe (UK)/BXE	386.5817	2,000,000
Cboe (UK)/CXE	385.8958	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4318R_1-2022-7-5.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	387.5500	387.6000	387.6500
Lowest price paid per Share (pence):	365.3500	365.2500	365.3500
Volume weighted average price paid per Share (pence):	377.3798	377.3398	377.3440

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	377.3798	3,100,000
Cboe (UK)/BXE	377.3398	2,000,000
Cboe (UK)/CXE	377.3440	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5915R_1-2022-7-6.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	391.5000	391.4500	391.3000
Lowest price paid per Share (pence):	378.2000	378.4500	378.2000
Volume weighted average price paid per Share (pence):	386.1333	386.1672	386.1652

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	386.1333	3,100,000
Cboe (UK)/BXE	386.1672	2,000,000
Cboe (UK)/CXE	386.1652	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7603R_1-2022-7-7.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	394.9000	394.8500	394.9000
Lowest price paid per Share (pence):	382.6500	382.7000	382.7000
Volume weighted average price paid per Share (pence):	389.0593	389.0622	389.0719

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	389.0593	3,100,000
Cboe (UK)/BXE	389.0622	2,000,000
Cboe (UK)/CXE	389.0719	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9176R_1-2022-7-8.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	386.6000	386.5000	386.5500
Lowest price paid per Share (pence):	377.7500	377.8000	378.0000
Volume weighted average price paid per Share (pence):	382.8437	382.8372	382.8376

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	382.8437	3,100,000
Cboe (UK)/BXE	382.8372	2,000,000
Cboe (UK)/CXE	382.8376	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0789S_1-2022-7-11.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.8655	80
d)	Aggregated information - Volume - Price - Total	80 £3.8655 £309.24
e)	Date of the transaction	11 July 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.8655	98
d)	Aggregated information - Volume - Price - Total	98 £3.8655 £378.82
e)	Date of the transaction	11 July 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	385.9000	386.0000	386.0000
Lowest price paid per Share (pence):	373.7000	373.6500	373.6500
Volume weighted average price paid per Share (pence):	379.8437	379.8528	379.8603

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	379.8437	3,100,000
Cboe (UK)/BXE	379.8528	2,000,000
Cboe (UK)/CXE	379.8603	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2385S_1-2022-7-12.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,100,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,000	2,000,000	2,000,000
Highest price paid per Share (pence):	383.2500	383.2000	383.2000
Lowest price paid per Share (pence):	372.3000	372.3000	372.3000
Volume weighted average price paid per Share (pence):	377.8374	377.8561	377.8518

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	377.8374	3,100,000
Cboe (UK)/BXE	377.8561	2,000,000
Cboe (UK)/CXE	377.8518	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4054S_1-2022-7-13.pdf

 Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	2,000,000	2,000,000
Highest price paid per Share (pence):	380.4000	380.4000	380.3500
Lowest price paid per Share (pence):	359.2000	359.2500	359.2500
Volume weighted average price paid per Share (pence):	366.8069	368.2571	368.2585

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	366.8069	4,500,000
Cboe (UK)/BXE	368.2571	2,000,000
Cboe (UK)/CXE	368.2585	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5624S_1-2022-7-14.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	2,000,000	2,000,000
Highest price paid per Share (pence):	377.1000	376.9500	376.9500
Lowest price paid per Share (pence):	365.5500	365.7000	365.6000
Volume weighted average price paid per Share (pence):	373.1715	373.3391	373.3331

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	373.1715	4,000,000
Cboe (UK)/BXE	373.3391	2,000,000
Cboe (UK)/CXE	373.3331	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7245S_1-2022-7-17.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,500,000	2,000,000	2,000,000
Highest price paid per Share (pence):	388.6500	388.6500	388.6000
Lowest price paid per Share (pence):	380.6500	380.8000	380.6500
Volume weighted average price paid per Share (pence):	385.0874	385.0982	385.1007

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	385.0874	3,500,000
Cboe (UK)/BXE	385.0982	2,000,000
Cboe (UK)/CXE	385.1007	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8775S_1-2022-7-18.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,059,925 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,059,925	2,000,000	2,000,000
Highest price paid per Share (pence):	388.0000	388.0000	388.0000
Lowest price paid per Share (pence):	380.2500	380.3500	380.2000
Volume weighted average price paid per Share (pence):	385.3364	385.0887	385.0890

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	385.3364	5,059,925
Cboe (UK)/BXE	385.0887	2,000,000
Cboe (UK)/CXE	385.0890	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0344T_1-2022-7-19.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	2,000,000	2,000,000
Highest price paid per Share (pence):	393.6000	393.0000	393.6500
Lowest price paid per Share (pence):	386.8500	386.9000	386.9000
Volume weighted average price paid per Share (pence):	390.4672	390.0129	390.0331

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	390.4672	4,000,000
Cboe (UK)/BXE	390.0129	2,000,000
Cboe (UK)/CXE	390.0331	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2048T_1-2022-7-20.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	2,000,000	2,000,000
Highest price paid per Share (pence):	393.9500	394.0000	393.9500
Lowest price paid per Share (pence):	379.1000	379.2000	379.2000
Volume weighted average price paid per Share (pence):	383.2519	383.3595	383.3573

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	383.2519	4,500,000
Cboe (UK)/BXE	383.3595	2,000,000
Cboe (UK)/CXE	383.3573	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3675T_1-2022-7-21.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 July 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 4,711,935 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,061,935	1,000,000	650,000
Highest price paid per Share (pence):	390.4500	390.0000	390.0000
Lowest price paid per Share (pence):	380.2000	380.2000	380.1500
Volume weighted average price paid per Share (pence):	385.3695	385.5877	385.9101

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	385.3695	3,061,935
Cboe (UK)/BXE	385.5877	1,000,000
Cboe (UK)/CXE	385.9101	650,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5124T_1-2022-7-22.pdf

Exhibit 1.19

Preliminary Announcement on the publication of financial statements

London - 26 July 2022

BP p.l.c. ("bp") announces in accordance with Articles 114, 115 and 117 of the WpHG (the German Securities Act) that the second quarter and half-yearly financial report 2022 in English shall be disclosed on 2 August 2022 and can be found at the following web address: https://www.bp.com/en/global/corporate/investors/results-and-presentations.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 August 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary